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CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           WorldWater and Power Corp.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 1, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 98155N106


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David Gelbaum, Trustee, The Quercus Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             / /

(6)   Citizenship or Place of Organization

      U.S.

                                (7)     Sole Voting Power
                                        -0-

Number of Shares                (8)     Shared Voting Power
Beneficially Owned                      7,932,500
by Each Reporting
Person With                     (9)     Sole Dispositive Power
                                        -0-

                                (10)    Shared Dispositive Power
                                        7,932,500

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      7,932,500

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     / /

(13)  Percent of Class Represented by Amount in Row (11)
      5.4%(1)

(14)  Type of Reporting Person (See Instructions)
      IN

-------------------------
(1) Based on 146,546,745 shares of Common Stock, par value $0.01 per share outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006.


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CUSIP No. 98155N106


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     / /

(6)   Citizenship or Place of Organization

      U.S.

                                (7)     Sole Voting Power
                                        -0-

Number of Shares                (8)     Shared Voting Power
Beneficially Owned                      7,932,500
by Each Reporting
Person With                     (9)     Sole Dispositive Power
                                        -0-

                                (10)    Shared Dispositive Power
                                        7,932,500

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      7,932,500

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     / /

(13)  Percent of Class Represented by Amount in Row (11)
      5.4%(1)

(14)  Type of Reporting Person (See Instructions)
      IN

-------------------------
(1) Based on 146,546,745 shares of Common Stock, par value $0.01 per share outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006


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CUSIP No. 98155N106


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      The Quercus Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             / /

(6)   Citizenship or Place of Organization

      U.S.

                                (7)     Sole Voting Power
                                        -0-

Number of Shares                (8)     Shared Voting Power
Beneficially Owned                      7,932,500
by Each Reporting
Person With                     (9)     Sole Dispositive Power
                                        -0-

                                (10)    Shared Dispositive Power
                                        7,932,500

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      7,932,500

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     / /

(13)  Percent of Class Represented by Amount in Row (11)
      5.4%(1)

(14)  Type of Reporting Person (See Instructions)
      OO

-------------------------
(1) Based on 146,546,745 shares of Common Stock, par value $0.01 per share outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006.


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CUSIP No. 98155N106


Item 1.  Security and Issuer

         Issuer: WorldWater and Power Corp.

         Security: Common Stock, par value $0.01 per share ("Common Stock")

Item 2.  Identity and Background

         (a) This Statement is being filed by The Quercus Trust (the "Trust"), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the "reporting persons").

         (b) The reporting persons' business address is 2309 Santiago Drive, Newport Beach, California 92660.

         (c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

         (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the reporting persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America. The Trust is a California statutory trust.

Item 3.  Source and Amount of Funds or Other Consideration

         All shares of Common Stock were purchased using personal funds.

Item 4.  Purpose of Transaction

         The shares of Common Stock were purchased by the Trust for investment purposes. The reporting persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, the reporting persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, each reporting person beneficially owns 7,932,500 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.


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CUSIP No. 98155N106


         (c) Since January 8, 2007, the Trust has purchased the following shares of Common Stock in brokered transactions as follows:

                Date             Number of Shares        Price Per Share
                ----             ----------------        ---------------

              01/08/07               602,500                 $0.436
              01/09/07               200,000                  0.4363
              01/10/07               350,000                  0.4418
              01/11/07               150,000                  0.4434
              01/12/07               102,000                  0.4425
              01/16/07                90,000                  0.4408
              01/17/07                75,000                  0.44
              01/18/07                27,000                  0.438
              01/29/07                76,000                  0.4191
              01/30/07               200,000                  0.435
              01/31/07               110,000                  0.4397
              02/01/07               215,000                  0.4449
              02/02/07                50,000                  0.44
              02/05/07                95,000                  0.4398
              02/06/07                45,000                  0.4327
              02/07/07                90,000                  0.429
              02/08/07               130,000                  0.4186
              02/09/07               205,000                  0.4102
              02/12/07               130,000                  0.4029
              02/13/07                58,000                  0.395
              02/14/07                82,500                  0.4055
              02/15/07                87,500                  0.405
              02/16/07                55,000                  0.3959
              02/20/07               125,000                  0.3943
              02/21/07               247,000                  0.3905
              02/22/07               100,000                  0.4275
              02/23/07               440,000                  0.479
              02/26/07               650,000                  0.5208
              02/27/07               500,000                  0.487
              02/28/07               250,000                  0.51
              03/01/07               825,000                  0.5012
              03/02/07               175,000                  0.5

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Schedule 13D.


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CUSIP No. 98155N106


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: March 8, 2007            /s/ David Gelbaum
                                ------------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust


                                /s/ Monica Chavez Gelbaum
                                ------------------------------------------------
                                Monica Chavez Gelbaum,
                                Co-Trustee of The Quercus Trust


                                /s/ David Gelbaum
                                ------------------------------------------------
                                The Quercus Trust, David Gelbaum,
                                Co-Trustee of The Quercus Trust


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CUSIP No. 98155N106


                                    EXHIBIT A

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D
                ------------------------------------------------


         The undersigned agree that the Schedule 13D with respect to the Common Stock of WorldWater and Power Corp. is a joint filing being made on their behalf.


Dated: March 8, 2007            /s/ David Gelbaum
                                ------------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust


                                /s/ Monica Chavez Gelbaum
                                ------------------------------------------------
                                Monica Chavez Gelbaum,
                                Co-Trustee of The Quercus Trust


                                /s/ David Gelbaum
                                ------------------------------------------------
                                The Quercus Trust, David Gelbaum,
                                Co-Trustee of The Quercus Trust


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